September 30, 2013

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	IDEXX Laboratories, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed on February 19, 2013
File No. 000-19271

Dear Mr. Rosenberg:

This letter sets forth below the detailed responses of IDEXX Laboratories, Inc. and its wholly-owned and majority-owned subsidiaries (collectively, “we”, “us” or the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 9, 2013 with respect to the above-referenced Form 10-K (the “2012 Form 10-K”). In responding to the Staff’s comments, each of our responses is preceded by a reproduction of the corresponding numbered or bulleted Staff comment. This letter has been filed with the Commission as correspondence through EDGAR.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have and thank you for your attention to our filing. Please feel free to contact our Chief Financial Officer at the telephone number provided at the end of this letter.

Form 10-K for the Year Ended December 31, 2012

Business

Patents and Licenses, page 10

Comment:

1.	Please provide us proposed disclosure to be included in future periodic reports that clarifies the extent of the importance to the company of each patent and license listed. For patents expiring in 2014 and 2015, provide us proposed disclosure to be included in MD&A in future periodic reports that indicates the expected effects on future operations and financial position of the expirations including potential decreases in revenues and asset impairments.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 30, 2013

Response:

The Company’s listed patents and licenses of patents and technologies from third parties are considered important to the Company for a variety of reasons including, among other things, our ability to differentiate our products, defend our proprietary rights and technologies, and develop and protect our competitive position. The financial and operational impact of the expiration of these patents or licenses, however, is mitigated by a range of factors including the Company’s brand strength and reputation in the marketplace, the breadth of our overall product offerings, the quality of our offerings and customer support, our sales force, and our innovative product pipeline. Therefore, while the patents and licenses listed in the Company’s 2012 Form 10-K are important to the Company, the expiration of these patents or licenses, individually or in the aggregate, is not expected to have a material effect on the Company’s financial position or future operations.

In response to the Staff’s comments, the Company intends to include in its future filings, beginning with the Form 10-K for the fiscal year ending December 31, 2013 (the “2013 Form 10-K”), expanded disclosure in the Company’s Business section related to its patents and licenses to clarify further the extent of the importance of patents and licenses to the Company, similar to the following (changes in bold type face), based on the Patents and Licenses disclosure on page 10 in the Company’s 2012 Form 10-K:

“We actively seek to obtain patent protection in the U.S. and other countries for inventions covering our products and technologies. We also license patents and technologies from third parties. Patents and licenses of patents and technologies from third parties are considered important to the Company based on a variety of factors including providing protection for the Company’s inventions and other proprietary intellectual property, affording protection from competitors in certain markets, enabling the use of more effective and efficient technologies in the development and production of our products and offerings, strengthening the Company’s reputation and standing among customers, employees and key suppliers, and acting as a deterrent against counterfeiters, imitators and other copiers of technologies.

Important patents and licenses include:

•	Exclusive licenses from the University of Texas and Tulane University to patents that expire in 2017 and 2019, respectively, relating to reagents and methods for the detection of Lyme disease utilized in certain of our SNAP® products and a reference laboratory diagnostic test;
•	A patent concerning the Colilert®-18 product that expires in 2014;
•	A patent concerning the Quanti-Tray® product that expires in 2014;
•	A patent that relates to certain methods and kits for simultaneously detecting antigens and antibodies, which covers certain of our SNAP® products, including our canine and feline combination tests, that expires in 2014;

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 30, 2013

•	Patents covering various reagents, kits and/or immunoassays for detecting FIV antibodies utilized in certain of our SNAP® products that expire beginning in 2014;
•	An exclusive license from Boehringer Ingelheim to certain patents covering reagents and methods for detecting PRRS that expire in 2014;
•	An exclusive license from Cornell University to patents covering methods for detecting BVDV that expire beginning in 2017;
•	Patents concerning the SNAP® immunoassay platform that expire in 2015; and
•	Patents concerning Catalyst Dx® consumables that expire beginning in 2023.

While we consider these proprietary technology rights to be important to the Company, a range of factors help to mitigate the future effects of patent and license expiration on our results of operations and financial position. These factors include our brand strength and reputation in the marketplace; the breadth, quality and integration of our product offerings; our existing customer relationships and our customer support; our sales force; the applicable regulatory approval status for certain products; our continued investments in innovative product improvements that often result in new technologies and/or additional patents; our significant know-how, scale and investments related to manufacturing processes of associated product offerings; and certain supply arrangements for consumables that are compatible with our instruments. In addition, we already face notable competition in certain areas as other companies have been successful in bringing competitive products to market, despite the protections afforded by these proprietary technology rights. See “Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations –Effects of Certain Factors on Results of Operations — Effects of Patent Expiration” for a discussion of expected effects on future operations and financial position of patents and licenses expiring within two years of this report.

To the extent some of our products may now, or in the future, embody technologies protected by patents, copyrights or trade secrets of others, we may be required to obtain licenses to such technologies in order to continue to sell our products. These licenses may not be available on commercially reasonable terms or at all. Our failure to obtain any such licenses may delay or prevent the sale of certain new or existing products. See “Part I, Item 1A. Risk Factors.””

In response to the Staff’s comments, the Company also intends to include in its future filings, beginning with the 2013 Form 10-K, new disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations –Effects of Certain Factors on Results of Operations related to the effect of the expected expirations of patents and licenses within two years of the applicable report on the Company’s future operations and financial position, similar to the following (new text in bold type face):

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 30, 2013

“Effects of Patent Expiration — Although the Company has several patents and licenses of patents and technologies from third parties expected to expire during 2014 and 2015, the expiration of these patents or licenses, individually or in the aggregate, is not expected to have a material effect on the Company’s financial position or future operations due to a range of factors including our brand strength and reputation in the marketplace; the breadth, quality and integration of our product offerings; our existing customer relationships and our customer support; our sales force; the applicable regulatory approval status for certain products; our continued investments in innovative product improvements; and our significant know-how, scale and investments related to manufacturing processes of associated product offerings.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 35

Comment:

2.	Please provide us proposed disclosure to be include in future periodic reports that explains the use of “net” in the table of “revenue reductions recorded, net” at the bottom of page 37 and in the line items “Revenue reductions for Customer Loyalty Programs, net”, “Revenue reductions for IDEXX VetLab® Instrument Marketing Programs, net” and “Revenue reductions for Other Customer Programs, net” in the table at the top of page 38. In this regard, address what is being netted and the amounts.

Response:

In response to the Staff’s comments, the Company intends to include in its future filings, beginning with the 2013 Form 10-K, expanded disclosures related to revenue reductions for our customer programs where revenue reductions are presented as a net number. Specifically, we intend to expand disclosure in future filings to clarify the revenue reductions that are presented as a “net” number for our Customer Loyalty Programs, IDEXX VetLab® Instrument Marketing Programs and Other Customer Programs. The expanded disclosures will be similar to the following (changes in bold type face) based on the Critical Accounting Policies and Estimates – Revenue Recognition – Customer Programs beginning on page 36 and F-13 in the Company’s 2012 Form 10-K:

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 30, 2013

“CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition

Customer programs. We record reductions to revenue related to customer marketing and incentive programs, which include end-user rebates and other volume-based incentives. Incentives may be provided in the form of IDEXX Points, credits or cash and are earned by end-users upon achieving defined volume purchases or utilization levels or upon entering an agreement to purchase products or services in future periods. The summary of revenue reductions presented below reflects all revenue reductions recorded for the year for each particular program. These amounts are presented on a net basis when applicable, which account for any differences between estimates and actual incentives earned for the relevant customer marketing or incentive program. These differences have been insignificant in all quarterly or annual periods. Our most significant customer programs are categorized as follows:

Customer Loyalty Programs. Our customer loyalty programs offer customers the opportunity to earn incentives on a variety of IDEXX products and services as those products and services are purchased and utilized. Revenue reductions related to customer loyalty programs are recorded based on the actual issuance of incentives, incentives earned but not yet issued and estimates of incentives to be earned in the future based on applicable product inventories held by distributors at the end of the period.

Up-Front Customer Loyalty Programs. Our up-front loyalty programs provide incentives to customers in the form of cash payments or IDEXX Points upon entering multi-year agreements to purchase annual minimum amounts of future products or services. If a customer breaches its agreement, it is required to refund a prorated portion of the up-front cash or IDEXX Points. These incentives are considered to be customer acquisition costs and are capitalized and recognized as a reduction to revenue over the term of the customer agreement. If these up-front incentives are subsequently utilized to purchase IDEXX VetLab® instruments, digital radiography systems or Cornerstone® practice management systems, product revenue and cost is deferred and recognized over the term of the customer agreement as products and services are provided to the customer. We monitor customer purchases over the term of their agreement to assess the realizability of our capitalized customer acquisition costs. For the years ended December 31, 2012, 2011 and 2010, impairments of customer acquisition costs were immaterial.

IDEXX VetLab® Instrument Marketing Programs. Our instrument marketing programs require the customer to enroll at the time of instrument purchase and offer customers the opportunity to earn incentives in future periods based on the volume of the products they purchase and utilize over the term of the program.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 30, 2013

These arrangements are considered MEAs in accordance with our revenue recognition policy stated above. Revenue reductions related to instrument marketing programs are recorded based on an estimate of customer purchase and utilization levels and the incentive the customer will earn over the term of the program. Our estimates are based on historical experience and the specific terms and conditions of the marketing program and require us to apply judgment to approximate future product purchases and utilization. Differences between our estimates and actual incentives earned are accounted for as a change in estimate. These differences were not material for the years ended December 31, 2012, 2011 and 2010. At December 31, 2012, a 5% change in our estimate of future customer utilization would increase or reduce revenue by approximately $0.3 million.

Reagent Rental Programs. Our reagent rental programs provide our customers the right to use our instruments in consideration for multi-year agreements to purchase annual minimum amounts of consumables. No instrument revenue is recognized at the time of instrument installation. We recognize a portion of the revenue allocated to the instrument concurrent with the future sale of consumables. We determine the amount of revenue allocated from the consumable to the instrument based on VSOE and determine the rate of instrument revenue recognition in proportion to the customer’s minimum volume commitment. The cost of the instrument is reclassified from inventory to equipment and charged to cost of product revenue on a straight-line basis over the term of the rental agreement.

IDEXX Points may be applied against the purchase price of IDEXX products and services purchased in the future or applied to trade receivables due to us. IDEXX Points that have not yet been used by customers are classified as a liability until use or expiration occurs. We estimate the amount of IDEXX Points expected to expire, or breakage, based on historical expirations and we recognize the estimated benefit of breakage as IDEXX Points are issued to customers. On November 30 of each year, unused IDEXX Points earned before January 1 of the prior year generally expire and any variance from the breakage estimate is accounted for as a change in estimate. This variance was not material for the years ended December 31, 2012, 2011 and 2010.

Future market conditions and changes in product offerings may cause us to change marketing strategies to increase or decrease customer incentive offerings, possibly resulting in incremental reductions of revenue in future periods as compared to reductions in the current or prior periods. Additionally, certain customer programs require us to estimate, based on historical experience, and apply judgment to approximate the number of customers who will actually redeem the incentive. In determining estimated revenue reductions we utilize data supplied from distributors and collected directly from end-users, which includes the volume of qualifying products purchased and the number of qualifying tests run as reported to us by end-users via IDEXX SmartServiceTM, a secure Internet link that enables us to extract data and provide

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 30, 2013

diagnostic service and support for certain IDEXX VetLab® instruments through remote access. Differences between estimated and actual customer participation in programs may impact the amount and timing of revenue recognition.

Following is a summary of revenue reductions, net recorded in connection with our customer programs for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	For the Years Ended December 31,
	2012	2011	2010
Revenue Reductions Recorded, Net
Customer Loyalty Programs, net (1)	$17,332	$16,591	$17,467
Up-Front Customer Loyalty Programs	8,704	3,954	921
IDEXX VetLab® Instrument Marketing Programs, net (1)	15,686	11,137	4,304
Other Customer Programs, net (1)	578	1,513	1,474

Total revenue reductions, net	$42,300	$33,195	$24,166

(1)	Revenue reduction is provided on a net basis, which accounts for any differences between estimates and actual incentives earned

At December 31, 2012, 2011 and 2010, the total accrued revenue reductions were $36.6 million, $37.8 million and $23.3 million, respectively. Accrued customer programs are included within accrued liabilities and other long-term liabilities, depending on the anticipated settlement date, in the consolidated balance sheets included in this Annual Report on Form 10-K. Following is a summary of changes in the accrual for estimated revenue reductions attributable to customer marketing and incentive programs and the ending accrued customer programs balance for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	For the Years Ended December 31,
	2012	2011	2010
Accrued Customer Programs:
Balance, beginning of the year	$37,767	$23,321	$18,265
Revenue reductions for Customer Loyalty Programs, net (1)	17,332	16,591	17,467
Up-Front Customer Loyalty Program Awards issued as IDEXX Points	8,215	21,259	6,037
Revenue reductions for IDEXX VetLab® Instrument Marketing Programs, net (1)	15,686	11,137	4,304
Revenue reductions for Other Customer Programs, net (1)	578	1,513	1,474
IDEXX Points redeemed and credits issued	(41,832)	(35,629)	(23,859)
Breakage	(1,135)	(325)	(334)
Exchange impact on balances denominated in foreign currency	14	(100)	(33)

Balance, end of year	$36,625	$37,767	$23,321

(1)	Revenue reduction is provided on a net basis, which accounts for any differences between estimates and actual incentives earned”

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 30, 2013

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(i) Revenue Recognition

Multiple element arrangements (“MEAs”), page F-12

Comment:

3.	Please refer to your disclosure in the second paragraph regarding arrangements that include a separately-priced EMA in which you recognize revenue related to the EMA at the stated contractual price on a straight-line basis over the life of the agreement to the extent the separately stated price is substantive. Please provide us your accounting analysis supporting use of the stated contractual price with reference to authoritative literature. In addition, regarding your disclosure that if there is no stated contractual price for an EMA, or the separately stated price is not substantive, clarify for us what is meant by the statement that you recognize revenue according to the MEA policy stated above. Further, regarding your disclosure for contracts within the scope of software revenue recognition in the third paragraph, tell us how you determine the amount related to EMA’s.

Response:

IDEXX offers our instrument customers the option to purchase an extended maintenance agreement (“EMA”) that provides customer support services during the period after the expiration of our standard warranty. This EMA is generally a separately priced contract apart from the related product and automatically renews until cancelled by the customer.

ASC 605-20-20 defines separately priced contracts as agreements under which the customer has the option to purchase an extended warranty or product maintenance contract for an expressly stated amount separate from the price of the product. Further, as specified in ASC 605-20-25-3, revenue from separately priced extended maintenance agreements shall be deferred and recognized in income on a straight-line basis over the contract period. Our accounting analysis determined that our customers have the option to purchase EMAs and the stated contractual price for the EMA is an expressly stated amount which is separate from the price of the product. Furthermore, our customers purchase and renew EMAs at this stated contractual price which we conclude to be substantive as evidenced by standalone sales. Accordingly, we recognize revenue from the separately priced EMAs on a straight-line basis over the contract period.

For contracts with no stated contractual EMA price, or for which the separately stated price is not substantive, our statement that “we recognize revenue according to the multiple-element arrangement (“MEA”) policy stated above” refers to our allocation of revenue to each element of a MEA based on the relative selling price and recognition of revenue when the

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 30, 2013

elements have standalone value and the four criteria for revenue recognition have been met for each element.

In response to the Staff’s comments, the Company intends to include in its future filings, beginning with the 2013 Form 10-K expanded disclosure related to EMAs with no stated contractual price to clarify the statement “we recognize revenue according to the MEA policy stated above”. The expanded disclosures will be similar to the following (changes in bold type face), based on the Critical Accounting Policies and Estimates – Revenue Recognition – Multiple Element Arrangements beginning on page 35 and F-12 in the Company’s 2012 Form 10-K:

“We allocate revenue to each element based on the relative selling price and recognize revenue when the elements have standalone value and the four criteria for revenue recognition, as discussed above, have been met for each element. If available, we establish the selling price of each element based on vendor-specific objective evidence (“VSOE”), which represents the price charged for a deliverable when it is sold separately. We use third-party evidence (“TPE”) if VSOE is not available or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. We generally determine selling price based on amounts charged separately for the delivered and undelivered elements to similar customers in standalone sales of the specific elements. When these arrangements include a separately-priced EMA, we recognize revenue related to the EMA at the stated contractual price on a straight-line basis over the life of the agreement to the extent the separately stated price is substantive. If there is no stated contractual price for an EMA, or the separately stated price is not substantive, we allocate revenue to each element based on the relative selling price and recognize revenue when the elements have standalone value and the four criteria for revenue recognition, as discussed above, have been met for each element.”

We also offer our practice management software customers the option to purchase an EMA that provides post-contract customer support during the period after the expiration of our standard warranty. The practice management software and related EMA agreement are accounted for under the guidance for software revenue recognition, ASC 985-605. We determine the amount related to EMAs for these contracts using vendor-specific objective evidence (“VSOE”) based on the amounts charged separately when EMAs are sold or renewed in standalone sales. The fair value of the EMA is deferred and recorded to revenue on a straight-line basis over the contract period.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 30, 2013

Customer Programs

Reagent Rental Programs, page F-14

Comment

4.	Please provide us your analysis supporting your accounting for these programs with reference to authoritative literature. In your response, tell us the carrying amount of the instruments and the deferred revenue for these programs as of December 31, 2012.

Response:

Our reagent rental programs provide our customers the right to use our instrument(s) in consideration for multi-year agreements to purchase annual minimum amounts of consumables. IDEXX retains ownership of the instrument(s) over the duration of the agreement and ownership transfers at the end of the agreement only if the customer meets its annual minimum purchase commitments. If a customer breaches its agreement, IDEXX will take possession of the instrument(s) and will cancel the agreement.

We believe our reagent rental programs are within the scope of ASC 840-10-15 as these programs convey the right to control the use of the instrument(s) to the customer. Our reagent rental programs are MEAs that contain a lease for the right to use the instrument(s), as well as a nonlease element for the future sale of consumable products. We have applied the guidance in ASC 840-10-15-16 through 19 to these programs. ASC 840-10-15-19 states the lease and nonlease elements in arrangements should be separated at inception based on relative fair values consistent with ASC 605-25-15-3A(b). We determine total consideration based on the customer’s minimum consumable product purchase commitment as specified in the reagent rental agreement and we allocate that consideration to both the lease and nonlease elements based on VSOE. We recognize the revenue from our reagent rental programs as consumable products are delivered.

We assessed whether the embedded instrument lease is an operating lease or sales-type lease. Our reagent rental programs transfer title to the customer at the end of the lease term if the annual minimum purchase commitments are met and therefore the arrangement meets the criteria in ASC 840-10-25-1(a). As such we assessed the guidance in 840-10-25-42(a) and determined that collectability of the minimum lease payments is not reasonably predictable, as payments are dependent upon contingent future sales and the customer could effectively “put” the instrument back to us at anytime. Accordingly, we concluded the embedded lease did not meet the criteria of a sales-type lease. Therefore, we account for the embedded instrument lease as an operating lease. We recognize revenue allocated to the leased instruments as the contingent consumable product purchases occur.

The cost of the leased instrument(s) is reclassified from inventory to equipment and charged to cost of product revenue on a straight-line basis over the term of the reagent rental agreement following our normal depreciation policy, in accordance with ASC 840-20-35-3. We

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 30, 2013

evaluate the carrying value of the leased instrument(s) for impairment in accordance with ASC 360-10-35-17.

The carrying amount of leased instruments under reagent rental programs was $2.0 million as of December 31, 2012. There is no deferred revenue related to the reagent rental program because there is no payment for the instrument and cash is received as consumable products are sold.

*************************

In connection with our responses to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Willard Blanche, Jr., our Chief Financial Officer, at (207) 556-3825.

Sincerely,

/s/ Willard Blanche, Jr.

Chief Financial Officer

cc:	James Peklenk, Staff Accountant